Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-266205
Prospectus Supplement No. 5
(To Prospectus dated September 16, 2022)
GROVE COLLABORATIVE HOLDINGS, INC.
This prospectus supplement updates, amends and supplements the prospectus dated September 16, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-266205). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 27, 2022, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Our shares of Class A Common Stock are listed on The New York Stock Exchange under the symbol “GROV.” On December 27, 2022, the closing sale price of our Class A Common Stock was $0.28 per share.
We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in shares of our Class A Common Stock involves risks that are described in the “Risk Factors” section beginning on page 8 of the Prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 27, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 21, 2022

GROVE COLLABORATIVE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40263	88-2840659
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1301 Sansome Street San Francisco, California	94111
(Address of principal executive offices)	(Zip Code)
(800) 231-8527
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001	GROV	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	GROV.WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Loan Agreement

On December 21, 2022, Grove Collaborative Holdings, Inc., a Delaware public benefit corporation (“Holdings”), and Grove Collaborative, Inc., a Delaware public benefit corporation (“Grove”), as borrowers (Holdings and Grove, collectively, the “Borrowers”) entered into that certain Loan and Security Agreement, dated as of December 21, 2022 (the “Loan Agreement”), among Holdings, Grove, Ocean II PLO LLC, a California limited liability company, as administrative and collateral agent (the “Agent”), and the lending institutions party thereto. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Loan Agreement.

On the Closing Date, the Loan Agreement replaced Grove’s existing credit facilities by and among (i) Grove and Silicon Valley Bank dated as of July 29, 2020 and (ii) Grove, Silicon Valley Bank, as administrative agent and collateral agent thereunder and the lenders party thereto, dated as of July 29, 2020. Among other things, the Loan Agreement provides for a four-year $72.0 million term loan. The term loan will bear interest at the greater of (i) fifteen percent (15.0%), and (ii) seven and one-half of one percent (7.50%) plus the Prime Rate then in effect.

In connection with the Loan Agreement, the Company also entered into two Issuance Agreements (as defined below) with two lending institutions party to the Loan Agreement and affiliates thereof. See below for additional details.

The Borrowers’ obligations under the Loan Agreement may be accelerated or the commitments terminated upon the occurrence of an event of default under the Loan Agreement, which includes payment events of default, breaches in the performance of certain affirmative and negative covenants, the inaccuracy of representations or warranties, bankruptcy and insolvency related events of default, events of default arising in connection with changes in control and other customary events of default.

The foregoing description of the Loan Agreement is subject to and qualified in its entirety by reference to the full text of the of the Loan Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Issuance Agreement

On December 21, 2022, in connection with the Loan Agreement, the Company entered into two Security Issuance Agreements (the “Issuance Agreements”), one with Structural Capital Investments III, LP and certain of its affiliates (the “Structural Investors”) and one with Avenue Sustainable Solutions Fund, L.P. (the “Avenue Investor” and, together with the Structural Investors, the “Investors”). Except for the number of shares of the Company’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), that have been issued or may become issuable thereunder, each Security Issuance Agreement has substantially the same terms and conditions.

Pursuant to the Issuance Agreements, and as an inducement to enter into the Loan Agreement and consummate the transactions contemplated thereby, among other things, on the Closing Date (i) the Company issued to the Structural Investors an aggregate of 3,437,500 shares of Class A Common Stock (the “Structural Closing Shares”) and (ii) the Company issued to the Avenue Investor 1,512,500 shares of Class A Common Stock (together with the Structural Closing Shares, the “Closing Shares”).

In addition, if there are any Outstanding Obligations (as defined in the Loan Agreement) under the Loan Agreement on the thirty-month anniversary of the Closing Date, (i) the Company will issue to the Structural Investors an aggregate number of shares of Class A Common Stock (the “Structural Subsequent Closing Shares”) equal to $6,875,000 divided by the lower of $2.00 and, except as otherwise described therein, the volume weighted average price of Class A Common Stock for the sixty trading days prior to such date (the “Then-Current 60-Day VWAP”) and (ii) the Company will issue to the Avenue Investor an aggregate number of shares of Class A Common Stock (together with the Structural Subsequent Closing Shares, the “Subsequent Closing Shares”) equal to $3,025,000 divided by the lower of $2.00 and the Then-Current 60-Day VWAP. The Closing Shares are being and, if applicable, the Subsequent Closing Shares will be, offered and sold in reliance on the exemption from registration afforded by Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Issuance Agreements, the Company agreed to register the Closing Shares and, if applicable, the Subsequent Closing Shares for resale under the Securities Act by filing with the Securities and Exchange Commission one or more registration statements. The Company has also agreed to give Investors customary “piggyback” registration rights.

The foregoing description of the Issuance Agreements is subject to and qualified in its entirety by reference to the full texts of the Issuance Agreements, copies of which are included as Exhibits 10.2 and 10.3 hereto, and the terms of which are incorporated herein by reference.

On December 27, 2022, the Company issued a press release announcing the Loan Agreement and the Issuance Agreements. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information contained above in Item 1.01 is hereby incorporated by reference into this Item 3.02.

Item 9.01    Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
10.1†	Loan and Security Agreement, dated as of December 21, 2022, by and among Grove Collaborative Holdings, Inc., Grove Collaborative, Inc., Ocean II PLO LLC and the lending institutions party thereto
10.2†
Security Issuance Agreement, dated as of December 21, 2022, by and among Grove Collaborative Holdings, Inc., Structural Capital Investments III, LP, Structural Capital Holding III, LP, Structural Capital Investments IV, LP, Structural Capital Holding IV, LP and Series PCI Grove, a series of Structural Capital Primary Co-Investment Fund, LLC

10.3†	Security Issuance Agreement, dated as of December 21, 2022, by and between Grove Collaborative Holdings, Inc. and Avenue Sustainable Solutions Fund, L.P.
99.1	Press Release dated December 27, 2022
104	Cover Page Interactive Data File (formatted as Inline XBRL)
† Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule of exhibit to the SEC upon request.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GROVE COLLABORATIVE HOLDINGS, INC.

By:	/s/ Stuart Landesberg
Name:	Stuart Landesberg
Title:	Chief Executive Officer
Date: December 27, 2022

4